FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 14, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

2Q12 Results

Dear Shareholders,

The merger operation announced by BRF in May 2009 continues to proceed successfully. As forecast for 2012, we are in the process of complying with the agreement - signed with the Brazilian anti-trust authority, CADE, in June 2011 - which requires the suspension of some categories of certain brands and the sale of plants and distribution centers. All these complex operations – necessary to fulfill the terms and conditions agreed – are being executed in line with our plan and absolutely on schedule.

These requirements, implying transitory costs and provoking a temporary shortfall in operating efficiency, together with the challenging economic environment, both negatively impacted our result for the period.

In the second quarter of 2012, we reported a growth of 8.7% in net sales, reaching R$ 6.8 billion and a sales volume of 1.5 million tons. Net income was R$ 6.4 million, corresponding to a 0.1% net margin while the EBITDA result reached R$ 565 million, representing 8.3% of the Company’s net sales.

BRF was able to record a positive evolution in volume although price increases to date have been insufficient to offset rising costs, principally those related to spiraling grain prices. Again, in addition to the impacts of the Performance Commitment Agreement – TCD already mentioned, domestic market business suffered from a surplus of innatura meat diverted from export markets.

As anticipated in the first quarter results report, export markets saw a gradual improvement in results, also receiving a welcome boost from the devaluation of the Real. However, on a year-on-year comparative basis, 2Q12 margins narrowed due to the situation in key markets such as the Middle East and Japan, both of which still in a recovery mode.

During the second quarter, BRF – through its leading brands - launched 168 products, the focus being on a range of different channels: Brazilian retail, food service, international market, both in the meats segment as well as dairy products. In this way the Company meets the objectives for bolstering its product lines with added value items and as a means of refocusing its market once all the terms and conditions of the TCD have been satisfied.

During the period, we concluded a ten-year overseas notes offering for a total of US$ 750 million and at historically low costs. This offering has enabled the Company to refinance its 2012 maturities, at the same time lengthening its debt profile and reinforcing liquidity.

1

We reiterate our confidence in improved results going forward on the back of measures already adopted to reverse the effects of the adverse scenario. In addition, we shall gradually restore operating efficiency levels once the conditions of the TCD have been satisfied.

We are enhancing our long-term strategic focus to achieve the objectives of BRF 15, expanding our global presence, reducing the volatility of margins and consolidating the Brazilian market. However, over the short term and in the light of a continuing adversity, we are taking steps to implement strict measures to restore profitability. These measures we believe will bring gradual benefits and strengthening the Company’s competitiveness in the global food market.

São Paulo, August 2012

Nildemar Secches	José Antonio do Prado Fay
Chairman of the Board	Chief Executive Office

2

2nd QUARTER 2012 –2Q12

      Net sales totaled R$ 6.8 billion, a growth of 8.7%, driven by performance reported for the Company’s chosen areas of business: domestic market (7%); exports (11%); dairy products (9%) and food service (9%).

      The businesses involving meats, dairy products and other processed products recorded sales volumes of 1.5 million tons, an increase of 5.6%.

      The Company reported a gross profit of R$ 1.5 billion, 4.6% down due to cost-based pressures during the quarter.

      EBITDA reached R$ 565.1 million, 28.1% less than 2Q11, due to the squeeze on margins both in the domestic and also the export market and the high comparative basis in 2Q11 when BRF reported an excellent performance.

      Net income was R$ 6.4 million against earnings of R$ 497.9 million posted in 2Q11, due to the increase in financial overheads which was substantially impacted on a non-cash basis by the foreign exchange translation effect as well as less robust operating results.

      Financial trading volume in BRF’s shares reached an average of US$ 70.4 million/day during the year, 22.6% less than in 2Q11.

Highlights (R$ Million)	2Q12	2Q11	% Ch.

Net Sales	6,842	6,294	9
Domestic Market	3,970	3,700	7
Exports	2,872	2,594	11
Gross Profit	1,489	1,561	(5)
Gross Margin	21.8%	24.8%	(3,0 p.p)
EBIT	281	513	(45)
Net Income	6	498	(99)
Net Margin	0.1%	7.9%	(7,8 p.p)
EBITDA	565	786	(28)
EBITDA Margin	8.3%	12.5%	(4,2 p.p)
Earnings per share(1)	0.01	0.57	(99)
1-Consolidated earnings per share (in R$), excluding treasury shares.

1st HALF 2012 – 1H12

      Net sales totaled R$ 13.2 billion, a growth of 7.0%, reflecting sales performance in the Company’s various market segments.

      The meats businesses, dairy products and other products reported sales of 2.9 million  tons, an increase of 4.8%.

      BRF reported a total gross profit of R$ 2.8 billion, 8.8% lower due to cost pressures, the impact of which was not absorbed by the growth in sales revenues.

      EBITDA recorded R$ 1.1 billion, 31.5% less than in 1H11, corresponding to an EBITDA margin of 8.3%.

      Net income was R$ 159.6 million against net earnings of R$ 881.4 million in 1H11 and equivalent to a net margin of 1.2% against 7.2%.

      Financial trading volume  in BRF’s shares reached an average of US$78.3 million/day during the year, 2.1% more than reported in 2Q11.

Highlights (R$ Million)	1H12	1H11	% Ch.

Net Sales	13,179	12,315	7
Domestic Market	7,886	7,292	8
Exports	5,293	5,023	5
Gross Profit	2,833	3,106	(9)
Gross Margin	21.5%	25.2%	(3,7 p.p)
EBIT	549	1,038	(47)
Net Income	160	881	(82)
Net Margin	1.2%	7.2%	(6,0 p.p)
EBITDA	1,097	1,602	(32)
EBITDA Margin	8.3%	13.0%	(4,7 p.p)
Earnings per share(1)	0.18	1.01	(82)
1-Consolidated earnings per share (in R$), excluding treasury shares.

(The variations commented in this report are comparisons with the 2nd quarter of 2012 compared with the 2nd quarter of 2011, or with the  1st half of 2012 compared with the 1st half of 2011 – accumulated data unless specified on another comparative basis).

Brazilian Exports

The second quarter 2012 saw a recovery in export volume of the three main sources of proteins (chicken, hogs and beef cattle). Shipped beef and pork volume reported the largest quarter-on-quarter increases as well as in sales revenues (as measured in US$), which saw a strong increase during the period. However, compared with 2Q11, there was fall in revenues (as measured in US$) principally due to the reduction of prices in USD.

Chicken exports recorded volumes of 1,013 thousand tons in 2Q12, 4.0% higher than 1Q12 and 1.8% more than 2Q11. In terms of export revenues (US$), there was an increase of 2.4% versus 1Q12 and a decline of 9.4% versus 2Q11. Shipments to Asia and Africa (especially China and Egypt) have supported growth for the year to date (on a Jan-Jun/12 versus Jan-Jun/11 basis). By contrast, export volumes to Europe and Japan have recorded a negative performance over the same period. Venezuela and South Africa also put in a lackluster performance, volumes falling respectively, 25.8% and 2.4%. Chicken cuts volume continues to sustain stronger growth during the year, first and foremost to markets such as Asia and the Middle East.

Overseas pork shipments of 145 thousand tons in 2Q12 were 17.2% up on 1Q12, albeit slightly down on 2Q11 (2.4%). In terms of sales revenues (US$), the quarter registered a 18.0% increase over 1Q12 but 12.3% down on 2Q11. Exports to Russia have recovered although still well down. Export volumes to Argentina also saw sharp falls in the quarter, reflecting recent restrictions on imports. On the other hand, the Russian trade ban resulted in a strong increase in Brazilian exports to the Ukraine, which to a degree has been instrumental in sustaining shipped volumes overall.

Performance of beef exports was very positive in 2Q12: the 335 thousand tons exported during this period was 29.8% above the volumes for 1Q12 and 20.1% more than in 2Q11. Sales revenue in the period (US$) also rose: 31.7% over 1Q12 and 18.1% more than in 2Q11. Volumes to Iran appear to be in a recovery mode (although well below the levels of last year). Egypt and Venezuela also reported increased volumes of 41.0% and +56.9% respectively, compared with Jan-Jun/12 versus Jan-Jun/11.

Investments

Investments in Capex during the quarter amounted to R$ 490 million, 103.5% higher than the same quarter in 2011 and largely dedicated to growth, efficiency and support projects. With respect to the comparative base, it should be noted that in the first half of 2011, investments were being contained while a final decision from CADE was awaited to proceed with the – BRF 15 – Long-Term Strategic Plan.

Investments in biological assets (breeder stock), totaled R$ 121 million, a 16.8% increase, a reflection in turn of the growth in flocks to supply growth projects  and higher animal rearing overheads (principally increased grain costs).

In addition, further investments of R$ 499 million were made in Quickfood S.A. in  Argentina, the acquisition of the company being the outcome of the exchange of assets under the TCD.

Investments - R$ million

Production

A total of 1.4 million tons of food was produced in 2Q12, a volume equal to  2Q11, with a growth in business involving processed meats and other processed products and a reduction in dairy products - dried line (UHT milk).

The production of the companies, Avex and Dánica in Argentina was also incorporated into the growth recorded for meats and other process products.

The following 168 new SKUs were launched in the first half as part of the process of expanding the portfolio, repositioning the brands and categories and adding value: Food Service - 18; domestic market – 31; exports – 86; and 33 in the dairy product segment. The principal portfolio innovations were in the Pizzas, Meu Menu, Ouro, Breaded Products, Processed Products, Dairy Products, Frozen Vegetables and Margarine lines and brands.

Production	2Q12	2Q11	% Ch.	1H12	1H11	% Ch.

Poultry Slaughter (million heads)	439	436	1	896	862	4
Hog/ Cattle Slaughter (thousand heads)	2,833	2,754	3	5,550	5,404	3
Production (thousand tons)
Meats	1,058	1,069	(1)	2,126	2,081	2
Dairy Products	259	273	(5)	516	556	(7)
Other Processed Products	114	109	5	230	219	5
Feed and Premix (thousand tons)	3,055	2,845	7	5,969	5,527	8

Domestic Market

Sales to the domestic market were R$ 3.0 billion, an increase of 6.9%, volumes being 0.7% up and average prices 6.2% higher. Average costs rose 9.6%, reflected in an operating income of R$ 181.7 million in this segment, 30.5% less, squeezing operating margins from 9.4% to 6.1% in the quarter.

Operating results in the domestic market came under pressure due to increases in costs in relation to the preceding year on higher prices for the principal raw materials in the sector – grains and other direct raw materials in addition to the increase in commercial expenses – which were particularly affected by the implementation of TCD-related processes: 1) review of lines and transfer of production capacity; 2) increase in product mix; 3) partial suspension of some categories; 4) increase in the transitional logistics network; 5) investments in product innovation.

In the first half, revenues totaled R$ 5.9 billion, 8.8% higher. Volumes remained at the same level, with average prices and costs 8.8% and 18.1%, respectively, greater – resulting in a 15.1% lower operating result. Consequently, the margin for the domestic market segment declined from 10.0% to 7.8%.

DOMESTIC MARKET		THOUSAND TONS			R$ MILLION
	2Q12	2Q11	% Ch.	2Q12	2Q11	% Ch.

In Natura	96	98	(2)	472	496	(5)
Poultry	64	64	(1)	257	301	(15)
Pork/Beef	32	34	(4)	215	195	10
Processed Foods	421	433	(3)	2,282	2,148	6
Others Sales	127	109	16	214	133	61
Total	644	640	1	2,968	2,777	7

DOMESTIC MARKET	THOUSAND TONS				R$ MILLION
	1H12	1H11	% Ch.	1H12	1H11	% Ch.

In Natura	195	191	2	953	976	(2)
Poultry	130	127	2	530	601	(12)
Pork/Beef	65	64	2	423	375	13
Processed Foods	856	853	0	4,600	4,225	9
Others Sales	205	213	(4)	395	266	48
Total	1,256	1,257	0	5,947	5,467	9

The Company launched 31 new products on the domestic market to strengthen brand penetration and  enhance performance in its chosen operating segments. These lines include: 1) Cold cuts and salamis – Sliced Prezato Coppa, Sliced Prezato Parma Ham,  Salami with Prezato Pepper Border, Pepperoni Salami, Prezato Salami; 2) In Natura – Perdigão  Spring Chicken;3) Sausages: Pork Sausage, Bulk Fininha, Packaged Fininha, Frescal Calabrese, New Calabrese, Smoked Pork and Portuguese Sausage; 4) Ready to Eat Snacks: Hot Pocket Barbecue Sauce, Hot Pocket Spicy Sauce; 5) Pizzas: Nonno´s Recipe, Lavera Margherita, Formaggi Especialli, Margherita, Half Chicken and Half Mozzarella, Half Calabrese and  Half Mozzarella, Bacon and Mozzarella, Pepperoni and Portuguese; 6) Ready to Eat Meals: Calabrese Meu Menu Escondidinho, Minced Meat Meu Menu Escondidinho; New Flavors Escondidinho  (Calabrese), New Flavors Escondidinho  (Beef dried meat); Frozen Vegetables: Potatoes, Broccoli and Peas.

Market Share - % - By Value –

Exports

The Company reported exports of R$ 2.8 billion, 10.5% higher than 2Q11 despite pressures experienced in the Japanese market due to high levels of local inventory, the overseas market showing signs of a gradual recovery. Sales volumes were 10.3% higher and average prices in Reais also improved by 0.2%. On the other hand, while foreign exchange rates gave a welcome boost to exports, dollar prices were still 17.7% lower, while the average cost rose 6.2%, reflected in the operating result which fell from R$ 200.2 million to R$ 64.2 million - a 67.9% decline. Operating margins also dropped from 7.8% to 2.3%, corresponding to a slide of 5.5 percentage points – albeit against a high comparative base in 2Q11 when the Company turned in a good performance in the light of strong demand for its products.

Exports rose 5% in the first half, volumes rising by 8.6% against 3.4% lower average prices in Reais and 0.3% average higher costs. Operating result was R$ 10.1 million against R$ 394.3 million, corresponding to a decline in operating margin from 8% to 0.2% due to the continuing high level of local inventory in the Middle East and the Far East.

BRF launched a further 86 new options on the export market in the processed and breaded products lines well as in the griller chicken, beef, special chicken cuts, cooked product and margarine segments.

We expect to see a gradual recovery in exports in the second half of 2012, once there is an improvement in the temporary dip in demand with the running down of high local inventory in important markets such as the Far East and the Middle East. Inventory levels in these markets are a reflection of the situation in 2011 when  there was heavy demand due to production shortfalls in various producing countries  thus stimulating sales of Brazilian meats.

EXPORTS		THOUSAND TONS			R$ MILLION
	2Q12	2Q11	% Ch.	2Q12	2Q11	% Ch.

In Natura	551	464	19	2,373	2,081	14
Poultry	475	391	22	1,926	1,653	16
Pork/Beef	76	74	3	447	428	5
Processed Foods	82	88	(7)	439	447	(2)
Others Sales	9	30	(71)	8	23	(66)
Total	641	582	10	2,820	2,551	11

EXPORTS	THOUSAND TONS				R$ MILLION
	1H12	1H11	% Ch.	1H12	1H11	% Ch.

In Natura	1,055	927	14	4,323	4,061	6
Poultry	912	791	15	3,464	3,274	6
Pork/Beef	143	136	6	860	787	9
Processed Foods	156	167	(7)	847	850	(0)
Other Sales	9	30	(71)	8	23	(66)
Total	1,220	1,123	9	5,178	4,934	5

The Company reported the following scenario in its principal markets during the quarter:

Middle East – sales revenues and volumes rose by 29.2% and 29.7%, signaling a gradual recovery in prices and demand following adjustments for the effects of the Arab Spring, which drove down prices of in-natura products, more especially griller chicken. This situation fed through to margins in the Middle East – a regional market and one that serves as a benchmark for various other products/regions and recovery of which drives higher margins in export markets overall.  In addition, shipments made ahead of the Ramadan period contributed to the positive showing of the region as did the increased use of local distribution channels.

Far East – Despite better prices in Japan relative to those prevailing in 1Q12, margins have still not recovered to normal levels. Inventory has been gradually run down since early 2012 although a return to normal levels has still not occurred. However, we are channeling export volumes to alternate markets such as South Korea and Singapore in an attempt to minimize the effects of the Japanese situation. Volumes to the region rose 8.8% and revenues, 2.3% in the quarter. Important also to note in this context is the increase in volumes to the Chinese market as opposed to that of Hong Kong, thus contributing to enhanced intra-regional margins.

Europe – Due to the prevailing economic scenario in the region, export revenues to this market were 2.6% lower, as were volumes by 2.2%. However, our strategic focus is on greater added value, especially in the case of products of the Plusfood subsidiary where the portfolio has been expanded on the back of increased local production capacity. Consequently, operating results from this market are yielding good margins.

Eurasia – Export revenues rose 9.7%, representing a corresponding increase in  volumes of 13% despite the trade ban on sales of production from the majority of  Brazilian plants exporting to the Russian market. However, some of BRFs plants remain authorized exporters to Russia. We are currently diverting some of the volume originally destined for Russia to the Ukraine and other countries (in Asia and Africa) in order to diversify markets, more especially those for pork-based products.

South America – Export revenues increased 14.6% on the back of 24.3% higher volumes including the consolidation of the recently acquired Avex and Dánica businesses in Argentina.  However, the Argentine government has adopted measures making imports of Brazilian in-natura pork and hams difficult.

Africa and other countries – Exports to Africa reported a good performance with a growth in sales revenue of 21.7% on 9.9% higher volume, although other countries recorded a fall in sales and volumes.

Exports by region

Dairy Products – Revenues totaled R$ 702.1 million, a 9.2 % growth, with 2.9% higher volumes and average prices also reporting a 6.1% improvement against 5.3% higher costs. Operating margins  fell from 1.7% to 0.4%, a decline of 75.8% in operating result from the activity, equivalent to R$ 2.7 million against R$ 11.1 million in 2Q11, principally due to a weaker performance in UHT milk sales.

Accumulated first half export revenues were R$ 1.3 billion – 6% more than recorded for the same period in 2011, with volumes equal to 1H11, while prices and average costs rose 5.9% and 4.8%, respectively. As a result, operating results were R$ 1.9 million against R$ 10.3 million in 1H11.

As part of the process of improving  margins and portfolio mix, the Company launched 33 products in 1H12, with the new line in yogurts (tubs), Batavo milks and Trakinas shakes and a cheese line, including sliced cheese as well as grocery line products.

DAIRY		THOUSAND TONS			R$ MILLION
	2Q12	2Q11	% Ch.	2Q12	2Q11	% Ch.

Dry Division	208	215	(3)	439	437	0
Fresh and Frozen Division	52	58	(10)	249	206	21
Other Sales	21	-	-	14	0	-
Total	281	273	3	702	643	9

DAIRY	THOUSAND TONS				R$ MILLION
	1H12	1H11	% Ch.	1H12	1H11	% Ch.

Dry Division	400	437	(8)	821	869	(5)
Fresh and Frozen Division	112	116	(4)	500	403	24
Other Sales	42	0	-	26	0	-
Total	554	553	0	1,348	1,271	6

Food service – Revenues for this segment  reported R$ 353.1 million in the quarter – 9.3% higher, on 6.6% greater volumes, an improvement of 2.6% in average prices against   5.7% higher average costs, thus reducing the operating margin from 12.5% to 9.1%, the operating result totaling R$ 32 million against R$ 40.2 million (20.5% down).

First half revenue rose 9.8% to R$ 705.9 million, on 7.3% higher volume, reaching an operating margin of 10% against 13.2% in 1H11 and an operating result of R$ 70.8 million – 16.6% down on 1H11.

Weaker operating results from food service were due to the diversion of in-natura products from the export market, thus altering the sales mix, as well as one-off deceleration in the segment the result of greater demands being made on Brazilian disposable household incomes.

The company launched 16 products in the food service business in the Perdigão grill line, cooked and smoked pork loin, Sadia grill line, Miss Daisy brigadeiros  (Brazilian sweet candy), Fynbo-type Sadia luncheon cheese, Savory Snacks Platform, Blue Ocean (carcass and spring chicken), as well as specific products to meet the requirements of strategic accounts: McDonalds, Girafas, Applebee’s, Subway and the school meal segment as a whole.

FOOD SERVICE		THOUSAND TONS			R$ MILLION
	2Q12	2Q11	% Ch.	2Q12	2Q11	% Ch.

Total	55	52	7	353	323	9

FOOD SERVICE	THOUSAND TONS				R$ MILLION
	1H12	1H11	% Ch.	1H12	1H11	% Ch.

Total	113	105	7	706	643	10

Net Sales –  BRF reported net operating sales of R$ 6.8 billion in the quarter, a growth of 8.7%, particularly driven by organic growth, the incorporation of acquisitions and product launches. Sales also reported  growth of 7.9% in relation to the first quarter of 2011.

For the first six months of the year, sales revenue rose 7%, reaching R$ 13.2 billion for the year to date and this in spite of the unfavorable scenario prevailing in the Company’s principal markets.

Breakdown of Net Sales (%)

Cost of Sales – Cost of sales rose 13.1% to R$ 5.4 billion, costs rising still faster than sales revenue and squeezing gross margins. The main impacts on costs came from an increase in the principal raw materials – soybean meal (an increase of 44.1%), as well as other raw materials and direct inputs in addition to other production costs such as: labor and indirect manufacturing costs also caused by the transition process following the signature of the TCD. More particularly, soybean meal prices increased by 29.7% in 2Q12 compared to 1Q12, a reflection of high prices prevailing on the Chicago Board of Trade - CBOT and attributed to crop failures in the United States.

In addition to raw material pressures, we are incurring transitory costs arising from the implementation of the conditions for fulfilling the TCD.

For the first six month period, cost of sales reached R$ 10.3 billion, reporting growth of 12.4%, reflecting a rise in leading raw material prices and other production costs.

Gross Profit and Gross Margin – As a result of sales performance and cost pressures, Gross Profit totaled R$ 1.5 billion, a reduction of 4.6% in the quarter, feeding through to a  3.0 percentage point reduction in gross margins in relation to 2Q11, declining from 24.8% to 21.8%. For the first six months  of the year, the Company reported Gross Profit of R$ 2.8 billion, representing a fall of 8.8% in the half year, equivalent to the gross margin of 21.5% against 25.2%, also a function of sales performance in the principal markets on the back of higher production costs.

Operating Expenses – Operating expenses came in at 16.6% higher – 1.1 percentage points higher than Net Sales due to investments in the development of new lines, product launches and marketing campaigns, higher temporary distribution scapes and also due to lower revenue generation compared with the Company’s structures. Selling expenses increased by 19.3%, fixed expenses rising 15.1% and variable expenses, 25.5%, principally a reflection of adjustments necessary in the light of asset transfers, restructuring of the portfolio and investments in category innovations. Administrative expenses and fees saw a 7.4% gain due to the simplification of administrative structure between BRF and its subsidiaries.

In the first half of 2012, operating expenses totaled R$ 2.2 billion, with an increase of 13.7%, especially impacted by selling expenses which increased 15.5%.

Other Operating Expenses – The increase of 4% covers costs with the pre-operational phase of the new industrial units, insurance claims, provisions for tax risks, results of divestments under the TCD as well as revenues from the  reversal of provisions, recovery of expenses and leasing with third parties. In line with IFRS regulations, expenses with profit sharing are also booked under this item. For the first six months of 2012, there was a 28.2% decline in this item due to gains in third party leasing, with the leasing of the Carambei-PR facility to Marfrig.

Operating Result before Net Financial Expenses and Operating Margin – The Operating Result before Net Financial Expenses was R$ 280.6 million, a decline of 45.3% in relation to 2Q11, the operating margin declining from 4.1% of Net Sales to 8.1%. The 4.0 percentage points  decrease is due to a combination of adverse factors: inventories higher than market requirements in Japan and the Middle East; pressure on costs and expenses, as well as the transitory process of transferring assets in compliance with the TCD.

The same underlying  factors pertain in explaining this item for the first half of the year of R$ 548.6 million, 47.1% below the result recorded for 1H11.

Financial Result – Net financial expenses amounted to R$ 287.5 million, 420.9% higher than for the same period in 2011 due to an increase in net debt and the foreign exchange translation effect. In addition to the currency effect, the allocation of cash in support of capital expenditure investments and working capital increased net debt to R$ 7.0 billion, 18.0% more than 1Q12, resulting in a net debt to EBITDA (last twelve months) ratio of 2.57 times with a book currency exposure of US$ 366 million.

In the first half year, net financial expenses totaled R$ 362.4 million. Financial expenses due to exchange variation were 63% of net financial expenses during the quarter and 59% in the first half of 2012, although this is not reflected in any cash disbursement.

DEBT - R$ Million		06.30.12		03.31.12
	Current	Non-Current	Total	Total	% Ch.

Local Currency	(1,571)	(1,380)	(2,951)	(3,192)	(8)
Foreing Currency	(2,217)	(4,833)	(7,049)	(5,066)	39
Gross Debt	(3,788)	(6,212)	(10,001)	(8,258)	21
Cash Investments
Local Currency	402	126	528	733	(28)
Foreing Currency	2,357	67	2,425	1,713	42
Total Cash Investments	2,759	193	2,953	2,446	21
Net Accounting Debt	(1,029)	(6,019)	(7,048)	(5,974)	18
Exchange Rate Exposure - US$ Million			(366)	(468)	-

In the light of the high level of exports, the Company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) are used for conducting  hedging operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover, continues to permit a significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

On June 30, 2012, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 769 million, and a proportional reduction in book currency exposure of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 1,744 million + EUR 213 million + GBP 78 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity, thus avoiding the impact on the Financial Expenses.

Income Tax and Social Contribution – Income tax and social contribution totaled a positive R$ 18.1 million in the quarter, 56.5% less, due to differences in tax rates on the earnings of foreign subsidiaries and the foreign exchange translation effect on overseas investment.   In the first six months of 2012, income tax and social contribution represented a negative R$ 22.1 million – a fall of 50.1% in relation to 1H11.

Participation of Non-controlling Shareholders – the increase in this item relates to the consolidation of the recently acquired Argentine subsidiaries, through Avex, plus results from the  Al Wafi and Plusfood subsidiaries, among others.

Net Income and Net Margin – Second quarter net income was R$ 6.4 million with a net margin of 0.1%, a reduction of 98.7% compared with 2Q11, due to weaker performances in the principal business segments and the impact of the foreign exchange translation effect on financial expenses. For the first full six months, net income reported a 81.9% year-on-year decline, totaling R$ 159.6 million of net income, corresponding to a net margin of 1.2% against 7.2% reported in 1H11.

EBITDA – EBITDA (operating cash generation) reached R$ 565.1 million, a 28.1% decline, recording an EBITDA margin of 8.3% against 12.5% in 2Q11. In the first half year, accumulated EBITDA was R$ 1.1 billion, 31.5% below the same item for 1H11, with an EBITDA margin of 8.3% against 13.0% reported for the same period in 2011, for reasons already explained above.

EBITDA - R$ Million	2Q12	2Q11	% Ch.	1H12	1H11	% Ch.

Net Income	6	498	(99)	160	881	(82)
Non Controlling Shareholders	5	1	-	4	5	(5)
Income Tax and Social Contribution	(18)	(42)	(56)	22	44	(50)
Net Financial	287	55	421	362	107	237
Equity Accounting and Other Operating Result	45	48	(6)	71	119	(40)
Depreciation and Amortization	240	225	6	477	445	7
= EBITDA	565	786	(28)	1,097	1,602	(32)

R$ 8 million…

*Pro-forma

Shareholders Equity – On June 30, 2012, Shareholders Equity was R$ 14.1 billion, against R$ 14.1 billion on December 31, 2011, a decline of 0.3%  and reflecting  a return of 8% on annualized investment.

Performance

Average daily financial volume on the BM&FBovespa and NYSE was US$ 78.3  million, 2% more than reported in 1H11, with a negative performance of 15.6% in the quarter, equivalent to the performance of the BM&FBovespa stock index and  a depreciation of 24.1% on the NYSE, due to volatility in the capital markets and company performance.

PERFORMANCE	2Q12	2Q11	1H12	1H11

Share price - R$*	30.39	26.50	30.39	26.50
Traded Shares (Volume) - Millions	138.3	176.5	290.5	309.4
Performance	(15.6%)	(14.0%)	(16.6%)	(3.1%)
Bovespa Index	(15.7%)	(9.0%)	(4.2%)	(10.0%)
IGC (Brazil Corp. Gov. Index)	(8.2%)	(6.0%)	4.7%	(7.1%)
ISE (Corp. Sustainability Index)	(2.2%)	(5.4%)	11.4%	(1.0%)

Share price - US$*	15.19	17.33	15.19	17.33
Traded Shares (Volume) - Millions	122.8	142.7	236.5	231.4
Performance	(24.1%)	(9.2%)	(22.3%)	2.7%
Dow Jones Index	(2.5%)	0.8%	5.4%	7.2%

* Closing Price
Financial Trading Volume 1H12

Average US$ 78.3 million/day (2% higher than 1H11)

Shares Performance

ADRs Performance

DIFUSE CONTROL

Basis: 06.30.2012

Number of Common Shares: 872,473,246

Capital Stock: 12.6 billion

Novo Mercado - BRF signed up to the BM&FBovespa’s Novo Mercado Listing Regulations on April 12, 2006, requiring it to settle disputes through the Market Arbitration Panel under the arbitration commitment  clause written into its bylaws and regulations.

Risk Management - BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control, details  being shown under explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection as well as internal controls and financial risks are all monitored.

Independent Audit – In our relations with the Independent Auditor, we endeavor to assess conflicts of interest with non-audit work based on the principle that  the auditor should not audit its own work, exercise managerial functions and promote our interests.

Pursuant to CVM Instruction 480/09, at a meeting held on August 13, 2012, management declares that it has discussed, reviewed and agreed the opinions expressed in the  revision report of the independent auditors and with the quarterly information for the year ending June 30, 2012.

Sustainability – We concluded  the greenhouse gases inventory for the Company’s domestic operations according to GHG Protocol Brasil criteria, duly audited by KPMG Risk and Advisory Services Ltda.. In 2011, BRF’s total emissions were 385,023,87 tons of CO2 equivalent, of which 316,492.69 tons of CO2eq. were Scope 1 emissions (direct emissions from the Company’s own operations) and 68,531.18 tons of CO2eq. were Scope 2 emissions (indirect  emissions resulting from the acquisition of electric energy consumed by the Company). In addition, we have undertaken the review and publication of the BRF Suppliers Code of Conduct, a document which forms the basis for the ethical and socio-environmental conduct expected of suppliers and aligned to BRF’s Employees’ Code of Ethics.

One of BRF’s values is the commitment to sustainable development resting on economic-financial, social and environmental pillars and aligned to the guidelines of the Global Reporting Initiative – GRI. BRF is today a Company in conformity with application Level A in its annual and sustainability report. Each year, it is demonstrating advances in relation to sustainability, principally in performance indicators, highlighting environmental aspects such as: use of materials, waste, effluent, biodiversity, impact of transportation and innovation to reduce the impacts of products. In respect to social indicators, BRF has been improving its  information reporting on the management and monitoring of the value chain and impacts on local, national and international operations.

Remuneration to Shareholders – On June 18, 2012, the Board of Directors approved a payout to shareholders in the total amount of R$ 100 million, corresponding to a gross R$ 0.11501051 per share, payment to take place on August 15,2012, as interest on shareholders’ equity with due retention of Income Tax at Source in line with the prevailing legislation.

Merger of BRF and Sadia – At the end of last May the asset exchange agreement with Marfrig was approved with the Brazilian anti-trust authority (CADE). During the course of the third quarter we shall be complying with the remaining terms and conditions of the  agreement which establish the temporary discontinuation of some Perdigão and Batavo category brands as well as the transfer of some of the industrial units.

On the other hand, BRF has taken control of Quickfood in Argentina, owner of the leading hamburger brand in the local market. In expanding its footprint in South America, the company reiterates its goal of overseas growth in parallel with organic expansion currently underway in Brazil, thus laying the foundations for sustained growth in line with the objectives of the BRF 15 Strategic Plan BRF 15.

Synergies captured in 1H12 amounted to R$ 363 million and are in line with Company forecasts for the fiscal year, not reflecting temporary costs and expenses and those arising from the implementation of the TCD (costs not susceptible to segregation).

Awards – Melhores e Maiores  - The Best Agribusiness Company in 2011; TOP OF MIND 2012 Award – Newspaper partner A Notícia  of the RBS Group and Instituto MAPA; TOP Executive; Large Agribusiness Company and Outstanding Company in Exportation; Top of Mind - Sadia S.A – Large State of Santa Catarina Company. IR Magazine Awards perception study shows BRF among the best Brazilian companies in the categories of: Best Meeting with the Investment Analysts Community; Best Conference Call and Best Company in Socio-Environmental Sustainability.

Sadia sponsors athletics, and, on an individual basis, the athletes Sarah Menezes, Arthur Zanetti and Mayra Aguiar. The company also sponsors other athletes indirectly through the judo, gymnastics and aquatic sports confederations, that is in London.

SOCIAL REPORT

At the end of 2Q12, BRF had a headcount of 119,819 including 1,325 apprentices and 230 interns.

Targets guidance and breakdown – Between April and May, the Company launched a new Excellence Program for all units. This initiative has been  remodeled, the focus being on recognition through the classification of the various facilities based on results. The program aims to provide guidance to the teams and to breakdown the Company targets at all levels, as well as standardizing the processes and  classifying the units in accordance with points achieved.

Focus on Human Capital – BRF runs leaders  development programs for the full range of hierarchical levels. During the period under review, the Company launched the Leaders Development Program at the production units to prepare professionals who are deemed as potential candidates for occupying future supervisory vacancies, thus assuring their development and succession to supervisory positions. The Company also launched an e-learning Leaders Induction course with content which covers from institutional aspects to essential information for the daily routine of the new manager. This course caters not only for recently hired or promoted leaders but also for the recycling of all the professionals that occupy positions of leadership in the Company. In the first half of 2012, ten Programs were held based on the  Individual Development Plans for executives dealing with collective themes for managerial level personnel. There were 33 groups held with the participation of 486 managers. The number of places on the Interns program was increased – a program which is designed to train young professionals of the future. The Company also runs a Trainees Program, the current group of 30 having begun the course in January 2012 following a selection process involving a total of 19 thousand candidates.

BRF also focuses on developing its worldwide business, selecting participants for its Global Development Program, focused on the export market through the hiring of qualified professionals which bring with them experience and knowledge of their base market. Following a period of training, development and familiarization with the Company, the idea is that these professionals should be able to take up positions of leadership. BRF has also chosen three professionals for the Summer Project for identifying potential among those from the world’s most prestigious MBA schools and providing them with the opportunity to acquire professional knowledge in the Company’s strategic areas. In addition to fostering the exchange of information with the teaching institutions, the potential candidates are appraised for possible hiring at the end of the program.

During the quarter, BRF invested heavily in training the sales force. Seven TV commercials  were standardized and used for training and development of the  teams as well as evaluating domestic market salesmen, participation involving a total of 2,360 professionals. On the same theme, the Company held the Initial Training in Sales program, preparing more than 115 sales supervisors for multiplication of content to the teams, and the Promoter Development Program, for on-site training of 4,600 company promoters.

SSMA – In 2006, BRF implemented the SSMA Project for matters related to Occupational Health and Safety and the Environment and initially covering BRF’s operating areas, the focus being on safe behavior, employee and outsourced personnel health and sustainability. Thanks to the results and the need to extend the practice, in October 2010, an expansion project was begun for all areas, as well as  benefiting the communities surrounding BRF’s units. In the quarter under review, the Company has also implemented  initiatives under the project for the corporate units. The figures show that  the expanded effect of the project has been very successful.

The accident frequency rate with time off work has fallen 35% in less than a year (the accident frequency rate is the total number of accidents with time off work divided by a million man/hours worked according to NBR 14.280) and corresponding to 20% of what the rate was in 2006. This can be considered as one of the most successful cases of implementing an Occupational Health and Safety System with some plants achieving levels comparable with world class companies.

Stock Option Plan – The Company has granted a total of 7,410,325 stock options to 258 executives, the maximum vesting period being five years according to the Compensation Plan Regulations based on the shares approved on March 31, 2010 and amended on April 24, 2012 at the Annual and Extraordinary General Shareholders’ Meeting. During the second quarter executive managers were also included in the stock option plan in addition to directors and vice presidents who were already contemplated.

Added Value Distribution	2H12	2H11	% Ch.

Human Resources	1,892	1,788	6
Taxes	1,694	1,778	(5)
Interest	1,163	577	102
Interest on shareholders' equity	100	292	(66)
Retention	60	589	(90)
Non-controlling shareholders	4	5	(5)
Total	4,912	5,029	(2)

BRF - Brasil Foods S.A.
PUBLIC COMPANY

CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

BALANCE SHEET - R$ Million	06.30.2012	31.12.2011	% Ch.

Assets	31,352	29,983	5
Current Assets	11,609	11,124	4
Cash and Cash Equivalents	2,107	1,367	54
Marketable Securities	641	1,373	(53)
Trade Accounts Receivable and Other Receivables	2,762	3,208	(14)
Inventories	3,001	2,679	12
Biological Assets	1,344	1,156	16
Recoverable Taxes	1,128	908	24
Prepaid Expenses	97	100	(3)
Others Noncurrent Assets	530	334	59

Noncurrent Assets	19,742	18,860	5
Long Term Assets	5,157	4,655	11
Investments	101	20	396
Property, Plant and Equipment	9,812	9,798	0
Intangible	4,673	4,386	7

Liabilities	31,352	29,983	5
Current Liabilities	7,688	7,988	(4)
Payroll and related charges	520	434	20
Trade Accounts Payable	2,772	2,681	3
Tax Payable	199	225	(12)
Short- Term Debt	3,411	3,452	(1)
Other Current Liabilities	702	1,077	(35)
Provisions	84	118	(29)

Non-Current Liabilities	9,593	7,886	22
Short-Term Debt	6,212	4,601	35
Other Non-Current Liabilities	689	658	5
Deferred Income Tax	1,856	1,792	4
Provisions	837	835	0

Shareholders' Equity	14,071	14,110	(0)
Capital Stock Restated	12,460	12,460	-
Reserves/Accumulated earnings	1,905	1,837	4
Other Results	(282)	(162)	75
Treasury Shares	(64)	(65)	-
Non Controlling Shareholders	51	40	29

INCOME STATEMENT - R$ Million	2Q12	2Q11	% Ch.

Net Sales	6,842	6,294	9
Domestic Market	3,970	3,700	7
Exports	2,872	2,594	11
Cost of Sales	(5,353)	(4,734)	13
Gross Profit	1,489	1,561	(5)
Operating Expenses	(1,155)	(991)	17
Sales	(1,061)	(889)	19
General and Administrative	(94)	(102)	(7)
Other Operating Results	(58)	(56)	4
Equity Accounting	5	(1)	(1,036)
Financial Expenses, Net	(287)	(55)	421
Income Before Financial Exp. and Other Results	(7)	458	(102)
Income Tax and Social Contribution	18	42	(56)
Non-Controlling shareholders	(5)	(1)	(230)
Net Income	6	498	(99)
EBITDA	565	786	(28)

INCOME STATEMENT- R$ Million	1H12	1H11	Ch. %

Net Sales	13,179	12,315	7
Domestic Market	7,886	7,292	8
Exports	5,293	5,023	5
Cost of sales	(10,347)	(9,208)	12
Gross Profit	2,833	3,106	(9)
Operating Expenses	(2,195)	(1,930)	14
Sales	(2,014)	(1,744)	15
General and administrative	(180)	(186)	(3)
Other operating results	(100)	(140)	(28)
Equity Accounting	11	2	608
Financial expenses, net	(362)	(107)	237
Income before financial exp. and other results	186	930	(80)
Income tax and other social contribution	(22)	(44)	(50)
Non-controlling shareholders	(4.50)	(5)	(230)
Net income	160	881	(82)
EBITDA	1,097	1,602	(32)

The results for the second quarter 2012 consolidate the BRF Companies- Brasil Foods S.A. and Sadia S.A. (a wholly-owned subsidiary). In July 2009, Sadia’s results were fully consolidated according to the Association Agreement and Shareholders’ Meetings for the incorporation of shares held in July and August 2009.

All statements contained in this report with regard to the Company’s business prospects, project results and potential growth of its business constitute mere forecasts and were based on management’s expectations in relation to the Company’s future performance. These expectations are heavily dependent on changes in the market and on the country’s general economic performance, that of the sector and the international markets and, therefore, being subject to changes.

On July 13, 2011, the plenary session of the Administrative Council for Economic Defense- CADE approved the Association between BRF and Sadia S.A., subject to compliance with the provisions contained in the Performance Commitment Agreement – TCD signed between the parties concerned. These documents are available in the website: www.brasilfoods.com/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 14, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director